April 6, 2005

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation Form 10-K/A for the fiscal year ended April 30, 2004 and

Form 10-Q for the period January 31, 2005

File No. 0-12448

Dear Mr. Decker:

We are responding to your letter dated March 23, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Flow International Corporation’s (“Flow” or the “Company”) Form 10-K/A for the fiscal year ended April 30, 2004 and its Quarterly Report on Form 10-Q for the period January 31, 2005; File No. 0-12448. For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses.

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response:

Unless instructed otherwise, based on its review of the wording of the comments, it is the Company’s opinion that only comment # 4 requires the filing of an amended Form 10-K for the period ended April 30, 2004 and Forms 10-Q for the quarters ended July 31, 2004 and October 31, 2004. All other information will be incorporated into future filings as applicable.

Financial Statements

Statements of Operations, page 35

2.	We have read your response to comment 10. You have agreed to disclose the components and related amounts included in other income (expense) in a note to the financial statements in future filings. Please show us what this disclosure will look like for the fiscal year ended April 30, 2004 and for the nine months ended January 31, 2005.

Response:

The Staff’s comments have been noted. The Company filed its Form 10-Q for the quarter ended January 31, 2005 on March 22, 2005. Within the Notes to the Condensed Consolidated Financial Statements and the Management’s Discussion and Analysis, the Company included detail supporting the makeup of Other Income (Expense), net for the three and nine months ended

January 31, 2005 and 2004. Note 14 to the Condensed Consolidated Financial Statements presents disclosure of the Company’s realized and unrealized foreign exchange gains and losses for the three and nine months ended January 31, 2005 and 2004.

Below is Note 14 as it was included in the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2005:

14.	Foreign Currency

The Company’s subsidiaries have adopted the local currency of the country in which they operate as the functional currency. All assets and liabilities of these foreign subsidiaries are translated at year-end rates. Income and expense accounts of the foreign subsidiaries are translated at the average rates in effect during the year. Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the Consolidated Statement of Operations.

The following table shows the amount of net realized and unrealized foreign exchange gains (losses) included in Other Income (Expense), net, in the accompanying Consolidated Statements of Operations:

(in thousands)

	Three Months Ended January 31,		Nine Months Ended January 31,
	2005	2004	2005	2004
Realized Foreign Exchange Gains, Net	$1,428	$447	$2,993	$842
Unrealized Foreign Exchange Gains (Losses), Net	(1,673)	1,422	(1,838)	3,527

	$(245)	$1,869	$1,155	$4,369

The information from the note above and other information in MD&A provides readers with the details of Other Income (Expense), net. Total Other Income (Expense), net for the three and nine months ended January 31, 2005 amounted to ($156,000) and $1,064,000, leaving remaining net ‘other’ income (expense) of $89,000 and ($91,000) for the three and nine months ended January 31, 2005, respectively, which includes the minority interest in the Company’s joint venture. Total Other Income (Expense), net for the three and nine months ended January 31, 2004 was $4,195,000 and $6,816,000, which included a $2,618,000 gain on sale of equity securities as discussed in the Company’s MD&A section. The remaining net ‘other’ income (expense) of ($274,000) and ($153,000) for the three and nine months ended January 31, 2004 includes the minority interest in the Company’s joint venture.

In future filings, the Company will include the detail of Other Income (Expense), net in a separate footnote in the financial statements in the format, or a similar format to that, shown below. The following is what the disclosure for the year ended April 30, 2004 would look like.

Note X – Other Income (Expense), net

Other Income (Expense), net consists of the following:

(in thousands)	Year ended April 30, 2004	Year ended April 30, 2003	Year ended April 30, 2002
Net realized foreign exchange gains (losses)	$2,155	$(2,089)	$222
Net unrealized foreign exchange gains (losses)	2,827	5,307	(496)
Realized gain on sale of equity securities	2,618	—	—
Discount on sale of notes receivable	—	(1,218)	—
Unrealized loss on equity securities	—	—	(843)
Write-off of investment and other assets	—	(35)	(716)
Accrual for litigation loss*	—	(500)	—
Minority interest in joint venture	(35)	(79)	(407)
Loss on previously disposed assets**	—	(324)	(227)
Other	252	(104)	(305)

Total	$7,817	$958	$(2,772)

*	Accrual for estimated loss on litigation with a former distributor of the Company’s product. The Company terminated the relationship and the distributor sued for wrongful termination.
**	In September 1997 the Company sold the assets and selected liabilities of its Access and Services businesses. The Company retained responsibility for certain liabilities, including payments related to settlements for product liability and insurance claims. Through fiscal 2003, the Company continued to incur costs associated with the Access and Services businesses. No expenses were incurred in fiscal 2004. While there are still a few outstanding product liability cases that occurred prior to September 1997, the Company has determined that no loss contingency accrual is deemed necessary under FAS 5.

On further consideration, the Company has concluded that the litigation loss accrual and loss on previously disposed assets could have been reported as expenses included in arriving at operating income (loss). Therefore the Company assessed these items in accordance with SAB 99 and has concluded that they are immaterial for reclassification as they do not have a significant effect on trends in operating income and do not affect cash flows or net loss. In addition, the effects on segments results and trends are not material.

Note 1 – The Company and Summary of Significant Accounting Policies, page 38

3.	We have read your response to comment 14. Please specifically disclose the types of expenses that you include in the cost of sales line item, including inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of your distribution network in your accounting policy.

Response:

The Staff’s comments have been noted. In future filings, the Company will include in Note 1 to the Consolidated Financial Statements (Significant Accounting Policies) a sub-heading titled ‘Cost of Sales’ which will disclose the types of costs included in Cost of Sales specifically describing inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of our distribution network.

The following is an example of the disclosure that the Company would propose to include in Note 1 (Significant Accounting Policies) in the Consolidated Financial Statements in future Form 10-K filings.

Cost of Sales

Cost of Sales on the Consolidated Statement of Operations includes direct and indirect costs associated with the manufacture, installation and service of its systems and consumable parts sales. Direct costs include material and labor, while indirect costs include, but are not limited to, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of our distribution network.

Exhibits 31.1 and 31.2

4.	We have read your response to comment 20. Please refile the Forms 10-K and 10-Q’s in their entirety. See Question 17 of our FAQ regarding the Sarbanes-Oxley Act of 2002 dated November 8, 2002.

Response:

The Staff’s comment had been noted. The Company will re-file, in its entirety, the following documents to conform the format of the certifications as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), the April 30, 2004 10-K/A, the July 31, 2004 Form 10-Q and the October 31, 2004 Form 10-Q. The amended filings will contain an explanatory note indicating that the purpose of the amendments is to file the correct certifications. In its initial response to the SEC dated March 4, 2005, the Company indicated that it would also re-file the Form 10-Q’s for the periods ended October 31, 2003 and January 31, 2004. Upon further review of those two filings, the certifications did conform to the format set forth in Item 601(b)(31) of S-K, and accordingly, it is not necessary to re-file the Form 10-Q’s for the periods ended October 31, 2003 and January 31, 2004.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2005

Comment applicable to your overall filing

5.	Please address the above comments in your interim filings as well.

Response:

The Staff’s comments have been noted. The Company supplementally advises the Staff that it will adopt the comments related to the Form 10-K to its interim Form 10-Q filings as applicable.

Sincerely,

/s/ Stephen D. Reichenbach
Stephen D. Reichenbach
Chief Financial Officer

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